"Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering"

Autonomous City of Buenos Aires, November 16, 2010

Comisión Nacional de Valores (National Securities Commission)

Ref.: Grupo Financiero Galicia S.A. - Notice of payment of interest on its Class II, Series III Negotiable Obligations

Dear Sirs,

We hereby inform you that Grupo Financiero Galicia S.A. (“GFG”) will make the first payment on its Class II, Series III Negotiable Obligations, which were issued under its Global Program for the issuance of short-, mid- and/or long term negotiable obligations with a maximum face value of up to US$60,000,000, or the equivalent thereof in other currencies, and with the following terms and conditions:

Domicile of Payment: One Wall Street, New York, NY 10286, United States of America

Paying Agent: The Bank of New York Mellon

Initial Interest Payment Date: December 6, 2010

Item: Payment of interest on GFG’s Class II, Series III Negotiable Obligations accrued during the period from the Issuance Date to December 4, 2010

Applicable Interest Rate: 9.0%

ISIN N°: XS0511059312

Common Code: N° 0511059312

Capitalized terms which are not defined herein shall have the meanings assigned to such terms in the Pricing Supplement dated May 7, 2010.

Yours faithfully,

_____________________________
Pedro A. Richards
Attorney in fact

Grupo Financiero Galicia S.A./Tte. Gral. Perón 456, 2° piso (C1038AAJ) Buenos Aires – Argentina, Tel. 4343-7528/4343-9475, Fax 4331-9183  www.gfgsa.com